# Bioverge, Inc.
## A Delaware Corporation

Consolidated Financial Statements (Unaudited) and
Independent Accountant's Review Report

December 31, 2020 and 2019

# BIOVERGE, INC.

## TABLE OF CONTENTS



To the Stockholders of
Bioverge, Inc.
San Francisco, California

### INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of Bioverge, Inc. and subsidiaries (the "Company") which comprise the consolidated balance sheets as of December 31, 2020 and 2019 and the related consolidated statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Consolidated Financial Statements**

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that is free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*Artesian CPA, LLC*

**Artesian CPA, LLC**
Denver, Colorado
March 17, 2021

## Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330  f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

# BIOVERGE, INC.
## CONSOLIDATED BALANCE SHEETS (UNAUDITED)
### As of December 31, 2020 and 2019

| | 2020 | 2019 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 570,343 | $ 266,383 |
| Prepaid expenses | 2,842 | - |
| Accounts receivable | 7,034 | 4,997 |
| Subscription receivable | - | 15,000 |
| Total Current Assets | 580,219 | 286,380 |
| Non-Current Assets: | | |
| Investments | 188,307 | 137,668 |
| Software, net | 207,096 | 120,576 |
| Total Non-Current Assets | 395,403 | 258,244 |
| TOTAL ASSETS | $ 975,622 | $ 544,624 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)** | | |
| Liabilities: | | |
| Current Liabilities: | | |
| Accrued expenses | $ 20,453 | $ 3,199 |
| Accounts payables | 2,173 | - |
| Deferred revenue | 46,390 | - |
| PPP loan payable | 20,002 | - |
| Convertible note payable, related parties | 123,702 | 123,702 |
| Accrued interest payable, related parties | 8,387 | 5,295 |
| Total Current Liabilities | 221,107 | 132,196 |
| Long-Term Liabilities: | | |
| SAFE agreements liability | 1,363,520 | 588,520 |
| Total Long-Term Liabilities | 1,363,520 | 588,520 |
| Total Liabilities | 1,584,627 | 720,716 |
| Stockholders' Equity/(Deficit): | | |
| Common Stock, $0.00001 par, 10,000,000 shares authorized, 8,785,000 and 8,780,000 shares issued and outstanding, 8,776,042 and 7,302,083 vested, as of December 31, 2020 and 2019, all respectively | 88 | 88 |
| Additional paid-in capital | 83,731 | 83,731 |
| Accumulated deficit | (692,824) | (259,911) |
| Total Stockholders' Equity/(Deficit) | (609,005) | (176,092) |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT) | $ 975,622 | $ 544,624 |

See Independent Accountant's Review Report and accompanying notes to the consolidated financial statements.

**BIOVERGE, INC.**
**CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)**
**For the years ended December 31, 2020 and 2019**

|  | 2020 | 2019 |
|---|---|---|
| Net revenues | $ 68,795 | $ 24,047 |
| Operating Expenses: |  |  |
| General & administrative, software, operations | 464,089 | 182,306 |
| Sales & marketing | 34,529 | 6 |
| Total Operating Expenses | 498,618 | 182,312 |
| Loss from operations | (429,823) | (158,265) |
| Other Income/(Expense): |  |  |
| Interest expense | (3,090) | (3,092) |
| Total Other Income/(Expense) | (3,090) | (3,092) |
| Provision for income taxes | - | - |
| Net Loss | $ (432,913) | $ (161,357) |

**BIOVERGE, INC.**
**CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)**
**For the years ended December 31, 2020 and 2019**

| | Common Stock | | | | |
| | Shares | Amount | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity/(Deficit) |
|---|---|---|---|---|---|
| Balance at January 1, 2019 | 8,750,000 | $ 88 | $ 83,731 | $ (98,554) | $ (14,735) |
| Common stock issued for services | 30,000 | - | - | - | - |
| Net loss | - | - | - | (161,357) | (161,357) |
| Balance at December 31, 2019 | 8,780,000 | 88 | 83,731 | (259,911) | (176,092) |
| Common stock issued for services | 5,000 | - | - | - | - |
| Net loss | - | - | - | (432,913) | (432,913) |
| Balance at December 31, 2020 | 8,785,000 | $ 88 | $ 83,731 | $ (692,824) | $ (609,005) |

See Independent Accountant's Review Report and accompanying notes to the consolidated financial statements.

## BIOVERGE, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
### For the years ended December 31, 2020 and 2019

|  | 2020 | 2019 |
|---|---|---|
| **Cash Flows From Operating Activities** |  |  |
| Net Loss | $ (432,913) | $ (161,357) |
| Adjustments to reconcile net loss to net cash used in operating activities: |  |  |
| Changes in operating assets and liabilities: |  |  |
| Change in prepaid expenses | (2,842) | - |
| Change in accounts receivable | (2,036) | (4,997) |
| Change in accrued expenses | 17,254 | 1,336 |
| Change in accounts payable | 2,173 | - |
| Change in deferred revenue | 46,390 | - |
| Change in accrued interest expense | 3,092 | 3,092 |
| Net Cash Used In Operating Activities | (368,882) | (161,926) |
|  |  |  |
| **Cash Flows From Investing Activities** |  |  |
| Website development costs | (86,520) | (45,236) |
| Distributions received on cost basis investments | 10,360 | - |
| Purchase of cost basis investments | (61,000) | (45,000) |
| Net Cash Used In Investing Activities | (137,160) | (90,236) |
|  |  |  |
| **Cash Flows From Financing Activities** |  |  |
| Proceeds from issuance of SAFEs | 790,000 | 388,520 |
| PPP loan proceeds | 20,002 | - |
| Net Cash Provided By Financing Activities | 810,002 | 388,520 |
|  |  |  |
| Net Change In Cash | 303,960 | 136,358 |
|  |  |  |
| Cash at Beginning of Period | 266,383 | 130,025 |
| Cash at End of Period | $ 570,343 | $ 266,383 |
|  |  |  |
| **Supplemental Disclosure of Cash Flow Information** |  |  |
| Cash paid for interest | $ - | $ - |
| Cash paid for income taxes | $ - | $ - |

## NOTE 1:  NATURE OF OPERATIONS

Bioverge, Inc. (collectively with its subsidiaries, the "Company"), is a corporation organized on August 17, 2017 under the laws of Delaware. The Company was formed to facilitate investments in healthcare companies and projects via an equity crowdfunding platform. Bioverge Funds Management, LLC, a limited liability company formed under the laws of Delaware on June 3, 2016, is a wholly owned subsidiary of the Company.  Bioverge Portal, LLC a limited liability company formed under the laws of Delaware on March 27, 2018, is a wholly owned subsidiary of the Company.

## NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). These consolidated financial statements include all accounts of Bioverge, Inc., along with its wholly owned subsidiaries: Bioverge Funds Management, LLC and Bioverge Portal, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.  The Company's operations are subject to new laws, regulations, and compliance.  Significant changes to regulations governing the way the Company derives revenues could impact the Company negatively.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.  The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has recorded no allowances against its accounts receivable balances as of December 31, 2020 and 2019.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company considers the carrying values of its short-term financial instruments to approximate fair value because they generally expose the Company to limited credit risk, because of the short period of time between origination of the financial assets and liabilities and their expected settlement, or because of their proximity to acquisition date fair values.

The Company's investment assets are measured at cost basis as of December 31, 2020 and 2019, but were considered at current fair value as of December 31, 2020 and 2019 for the purposes of impairment analysis, as are summarized below:

| | | Fair Value Measurement | | |
| --- | --- | --- | --- | --- |
| | Total | Level 1 | Level 2 | Level 3 |
| Investment in debt securities | $ 188,307 | $ - | $ - | $ 188,307 |
| Fair value at December 31, 2020 | $ 188,307 | $ - | $ - | $ 188,307 |
| | | | | |
| Investment in debt securities | $ 137,668 | $ - | $ - | $ 137,668 |
| Fair value at December 31, 2019 | $ 137,668 | $ - | $ - | $ 137,668 |

Investments - Other

The Company has made various investments in privately held companies in the form of convertible note agreements and simple agreements for future equity. The Company's accounting for investments in other investments depends on several factors, including level of ownership, power to control, and the legal structure of the entity making the investment as these instruments do not have readily determinable fair values and are expected to convert into stock in the future. Accordingly, the Company accounts for these investments using the cost method, less adjustments for impairment. The Company made investments of $61,000 and $45,000 during the years ended December 31, 2020 and 2019, respectively. At each reporting period, management reviews each investment for indication of impairment, such as financial difficulties or bankruptcy, or other information reported to the Company that would indicate there has been a decline in the value of the investment. Any amounts identified are deemed impaired and adjusted accordingly. No impairment charges were deemed necessary as of December 31, 2020 and 2019.  The carrying amount for the investments was $188,307 and $137,668 as of December 31, 2020 and 2019, respectively.

Stock Subscription Receivable

The Company records stock issuances at the effective date.  If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet.  When stock subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' equity/(deficit) on the consolidated balance sheet.  Unfunded but subscribed SAFE agreements of $15,000 was recorded as a subscription receivable as of December 31, 2019.

Software

Software development costs to develop software used to deliver our services are capitalized in accordance with ASC 350-40. Capitalization commences after completing the planning stage, it is probable that the project will be completed, it is established that the software will perform as intended and that it has recoverable value. Software development costs are recorded at cost. All software development costs remain in development and have not yet been deployed as of December 31, 2020.

Accordingly, the Company has not yet commenced amortization of these assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company's software development consisted of the following as of December 31, 2020 and 2019:

|  | 2020 | 2019 |
|---|---|---|
| Software, at cost | $ 207,096 | $120,576 |
| Accumulated amortization | - | - |
| Software, net | $ 207,096 | $120,576 |

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives revenues from events, management fees, membership fees, and campaign services.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

The Company's subsidiaries are limited liability companies treated as partnerships for federal and state income tax purposes with all income tax liabilities and/or benefits of the Companies being passed through to the Company, with the exception of Bioverge Funds Management, LLC where from its June 3, 2016 inception until May 23, 2019, at which time the LLC interests were transferred from the founders to the Company, where the activity in this entity was passed to the beneficial owners over that period. From the period of May 23, 2019 through December 31, 2019 all tax liabilities and/or benefits of Bioverge Funds Management, LLC was passed through to the Company.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $653,980 and $224,248 as of December 31, 2020 and 2019, respectively. The Company pays Federal and State taxes at a combined effective tax rate of 28% and has used this rate to derive net deferred tax assets of $185,015 and $63,895 as of December 31, 2020 and 2019, respectively, resulting from its net operating loss carryforward and  book/tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2020 and 2019.

The Company files U.S. federal and state income tax returns. The 2020 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842).  This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet.  The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years.  Early adoption is permitted.  We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In January 2016, the FASB issued ASU 2016-01, which codifies the financial accounting and reporting guidance for certain equity investments in a new topic, ASC 321, Investments – Equity Securities. ASU 2016-01 changes accounting for equity investments, financial liabilities under the fair value option, and presentation and disclosure requirements for financial instruments. ASU 2016-01 does not apply to equity investments in consolidated subsidiaries or those accounted for under the equity method of accounting. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. Equity investments with readily determinable fair values will be measured at fair value with changes in fair value recognized in net income.  Under the provisions of ASU 2016-01, the Company has elected to measure all of its equity investments without readily determinable fair values at cost adjusted for changes in observable prices minus impairment. Changes in measurement of equity investments without readily determinable fair values will be recognized in net income/(loss). Equity investments without readily determinable fair values are recorded within Investments in non-current assets on the consolidated balance sheets. We have not elected the fair value option for financial liabilities with instrument-specific credit risk. Companies must assess valuation allowances for deferred tax assets related to available-for-sale debt securities in combination with their other deferred tax assets. The Company adopted ASU 2016-01 effective January 1, 2019.

In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13, Fair Value Measurement: Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on

**BIOVERGE, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)**
**As of December 31, 2020 and 2019 and for the years then ended**

fair value measurements, including the consideration of costs and benefits. ASU 2018-13 will become effective for interim and annual reporting periods beginning on January 1, 2020. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty will be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments will be applied retrospectively to all periods presented upon their effective date. The Company adopted ASU 2018-13 effective January 1, 2020.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

## NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits or significant revenues, has sustained net losses of $432,913 and $161,357 for the years ended December 31, 2020 and 2019, respectively, has negative cash flows from operations and has an accumulated deficit of $692,824 as of December 31, 2020. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

## NOTE 4: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure

The Company has authorized 10,000,000 shares of $0.00001 par value common stock. As of December 31, 2020 and 2019, 8,785,000 and 8,780,000 shares of common stock were issued and outstanding, respectively.

Stock Issuances

In 2020 and 2019, the Company issued 5,000 and 30,000 shares of common stock, respectively, to service providers and consultants of the Company for services rendered. These issuances contain vesting provisions providing pro rata vesting of the shares over a 24-month period, subject to a three-month cliff where 3/24 of the shares vest on the 3-month anniversary of issuance.

At inception, the Company issued its two founders a total of 8,750,000 shares of common stock. These issuances contain vesting provisions providing pro rata vesting of the shares over a 48-month period, which ended in 2020.

No compensation costs were recorded as the Company determined the fair value of the stock granted as of the issuance dates was de minimus.

The number of unvested shares was 8,958 and 1,477,917 as of December 31, 2020 and 2019, respectively, which will vest over a weighted average remaining period of 4 months as of December 31, 2020.

Equity Compensation Plan

The Company adopted the *2017 Stock Incentive Plan* (the "Plan"). The Plan permits the grant of incentive stock options, non-qualified stock options, and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock options and restricted stock having a term of up to ten years and a strike price of no less than fair market value of common stock. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests.

The Company has reserved 1,250,000 shares of common stock under the Plan. As of December 31, 2020, 1,215,000 were available for grant under the Plan. Shares issued under the Plan totaled 35,000 and 30,000 as of December 31, 2020 and 2019, respectively, and are included in issued shares of common stock discussed above.

**NOTE 5: SAFE AGREEMENTS**

In 2020, 2019, and 2018, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $775,000, $403,520, and $185,000, respectively. The SAFE Agreements entitle the holders to convert the SAFE agreements into the Company's preferred stock. The terms provide for automatic conversion of the SAFE agreements' purchase amounts divided by the conversion price into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreements convert into is the purchase amount divided by the price per share determined by the lesser of: a) a pre-money valuation ($5,000,000 on $588,520 of the SAFE agreements, $8,000,000 on $775,000 of the SAFE agreements) on the Company's then outstanding fully diluted capitalization (as further defined in the agreements), or b) a 20% discount to the share pricing in the triggering equity financing.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: a) cash of the purchase amount; b) the number of shares determined by dividing the purchase amount by the price per share determined from a pre-money valuation ($5,000,000 on $588,520 of the SAFE agreements, $8,000,000 on $775,000 of the SAFE agreements) on the Company's then outstanding fully diluted capitalization (as further defined in the SAFE agreements).

In the case of a dissolution event (as defined in the SAFE agreements), SAFE holders are entitled to payment of up to the purchase amounts in priority to common stockholders.

As of December 31, 2020 and 2019, $1,363,520 and $588,520 of SAFE agreements were outstanding.

## NOTE 6:  NOTES PAYABLE

Convertible Note

On April 15, 2018, the Company entered into convertible note agreements with one of the co-founders and his father totaling $123,702. The note agreements bear interest at 2.5% and have a maturity date of upon demand of the noteholders on or after two years after issuance (April 2020). As of December 31, 2020, demand has not yet been made.  The terms provide for conversion at the holders' election of the convertible note agreements into the Company's preferred stock if and upon a qualified equity financing event of $750,000 or greater.  The number of shares of stock the convertible notes convert into is the then outstanding principal and interest divided by the price per share determined by a 20% discount to the share pricing in the triggering equity financing.

Upon a corporate change of control (as defined in the note agreements), the notes' balances will, at the holder's option, be either: A) due and payable immediately prior to the closing of such change in control or B) converted into shares of the Company's common stock at a conversion rate of either the pricing in the triggering event or at a $3,000,000 valuation on the Company's then outstanding fully diluted capitalization.

As of December 31, 2020, the convertible note agreements have not yet converted as a qualifying financing had not yet occurred and maturity has not yet been demanded. As of December 31, 2020 and 2019, accrued interest payable totaled $8,387 and $5,295, respectively.  For the years ended December 31, 2020 and 2019, interest expense was $3,090 and $3,092, respectively. The convertible note agreements are recorded as liabilities until conversion occurs.  The Company analyzed the convertible notes for beneficial conversion features and concluded the conversion features do not require adjustment to the notes for beneficial conversion features as the beneficial conversion features are contingent upon future events and therefore are not recorded until such contingencies are resolved.

## NOTE 7:  COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

## NOTE 8:  PPP LOAN AND COVID-19

On May 4, 2020, the Company secured a loan through the Small Business Administration    ("SBA") under the Payroll Protection Program. The loan was for total principal of $20,022, had a 24-month term, and bears interest at 1.00%. No payments are due on the loan for 6 months from the date of first disbursement of the loan and shall be repaid in 18 substantially equal payments of principal and interest, commencing on the first business day after the end of the deferment period. During 2020, the Company has applied for forgiveness and is awaiting a response from the SBA. The Company will recognize the loan as non-operating income if and upon receiving forgiveness.   The amount outstanding on the loan as of December 31, 2020 was $20,022.

A worldwide pandemic was declared on March 10, 2020 on COVID-19. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. The Company has risks and uncertainties due to the unknown future effects the pandemic could have on its business.

## NOTE 9:  SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 17, 2021, the date the balance sheet was available to be issued.  Based on this evaluation, no material events were identified which require adjustment or disclosure in these consolidated financial statements.